SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      For the month of February 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


             RYANAIR'S CUSTOMER SERVICE STATISTICS FOR JANUARY 2004

Ryanair, Europe's No.1 low fares airline, today (11th Feb 04) released its customer service statistics for January 2004. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No.1 for Customer Service.

   -92% of all Ryanair's 14 283 flights during the month of January arrived on time.

   -Ryanair has set the standard as the No.1 on-time low fares airline, beating Easyjet every week in 2004 and is the No.1 low fares airline for the fewest cancellations.

   -Complaints registered at less than 1 (0.76) complaint per 1 000 passengers.

   -Mislaid baggage registered at 1.2 bags per 1 000 passengers.


PASSENGER STATISTICS - JANUARY 04                      2003       2004

On-time flights                                          78%        92%

Complaints per 1000 pax                                0.78       0.76

Baggage complaints per 1000 pax                        1.18       1.20

Complaints answered within 7 days                       100%       100%


Ends.

For further information:  Paul Fitzsimmons        Pauline McAlester

                          Ryanair                 Murray Consultants

                          Tel: + 353 1 812 1228   Tel: + 353 1 4980 300


Ryanair Monthly Statistics Compared with Association of European Airlines

The following comparisons are based on the Association of European Airlines monthly performance statistics for our major competitors for the month of Decenber 2003 and also figures published on other airline websites.

Ryanair's No 1 on-time performance compared with other Major airlines in Europe

Airline                               Ranking                        %
--------------                     ---------------               -------

Ryanair                                               1           85.0
SAS                                                   2           83.5
Lufthansa                                             3           81.9
Air France                                            4           76.3
Easyjet                                               5           76.2
Alitalia                                              6           73.4
British Airways                                       7           73.3

% Flights arriving within 15 minutes of scheduled time


Source: Ryanair monthly stats compared to Association of European Airlines: Dec 2003


Ryanair weekly performance punctuality statistics-www.Ryanair.com

Verified by the CAA in arrears

Ryanair No. 1 major airline for fewest lost bags

Airline                Ranking      Baggage Lost Per 1 000 Passengers
-----------           -----------            -----------------

Ryanair                        1                                   0.5
SAS                            2                                  10.9
Alitalia                       3                                  17.4
Air France                     4                                  18.0
Lufthansa                      5                                  18.5
Austrian                       6                                  21.9
British Airways                7                                  23.0
easyJet                                              Refuse to Publish


Source: Ryanair monthly stats compared to Association of European Airlines: Dec
        2003
        Ryanair weekly published performance statisticss-www.Ryanair.com


Ryanair No. 1 major airline for fewest cancellations

Airline                   Ranking            % flights completed
-----------              -----------           -----------------

Ryanair                             1                             99.5
SAS                                 2                             99.1
Lufthansa                           3                             99.0
British Airways                     4                             98.4
Air France                          5                             97.8
Alitalia                            6                             97.4
Austrian                            7                             96.4
easyJet                                                 Refuse to Publish

Source: Ryanair monthly stats compared to Association of European Airlines: Dec 2003
Ryanair weekly published performance statisticss-www.Ryanair.com



Ryanair / EasyJet Punctuality Comparisons

                                  On Times

     Week Ending          Ryanair        Easyjet*           Ryanair
                                                          Position

       04-Jan                     90%             73%                1

       12-Jan                     91%             80%                1

       19-Jan                     95%             84%                1

       26-Jan                     95%             89%                1

*Source: www.ryanair.com and Easyjet website

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 February 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director